Free Writing Prospectus
VanEck Merk Gold Trust
2024-06-05 KE Report/Axel Merk ounz discussion
0001546652
Pursuant to 433/164
333-238022

Core Fleck:

All right, welcome back. Continuing to listen to the weekend edition of The KE Report. We’re now shifting guests over to Axel Merk, president and chief investment officer of Merk Investments.

Now, Axel, I wanted to start off with a general question on gold ETFs, the balance inflows versus outflows. Even as the gold price has moved higher and held up at these all-time high levels, one thing that I’ve been hearing is that some gold ETFs are still facing outflows, so it doesn’t seem like that western demand is coming into the market. What have you seen, your insights on gold ETFs, the balance between inflows and outflows, please?

Axel Merk:

Yes, great to be with you. And I’m sharing a visual here that comes across super good on any audio. I’m looking at the chart of the US gold exchange standard products year-to-date, and the one with the biggest inflows, has about 8% in inflows, is actually the one that we manage ourselves, the VanEck Merk Gold Trust. And then there is the bottom end. There’s one that had a little over 5% in outflows. There were outflows in most of the products until a few weeks ago, and then there was something like five days in a row where net the industry had inflows and some people proclaimed a new trend. In recent days, that record was broken, not in a good way. We’ve had some outflows again. And so it’s been a bit more mixed.

Overall, we’ve seen a lot of buying on the physical side, but in the gold ETF side, it has been far more reluctant. And so of course, yes, a lot of people have then jumped to the conclusion that the US retail investor isn’t embracing it. I see that a bit more of a mixed image. On the gold mining side, we’ve seen a little bit more interest. Now, if you want to see all this positively, then there’s a lot of potential there. If you want to see it negatively, then that means that even with the high gold price we have, if that even doesn’t get it going, where’s gold going to go from here?

Shad Marquitz:

Well, Axel, I’d love to ask you a little bit more about OUNZ, the fund that you do manage, just because in the field of ETFs where people want to get positioned in the metals, I think there’s some unique features to it. And a specific, I’d love you to talk about the redemption and then also I hear people ask questions like, “What if these ETFs can’t get the goal? What if there’s such a big price move?” And you mentioned some interesting comments to us that that’s really not a worry that you have. So maybe speak to people about the advantages of the OUNZ Fund.

Axel Merk:

Yeah, so OUNZ is O-U-N-Z. That’s the ticker symbol for the gold ETF. We launched it in 2014. It’s just over 10 years old now. It has about 950 million in assets. And the key differentiating factor is that investors can request delivery of the gold in the trust that they own. It took us three years at the time to get that approved by the SEC because we needed to just have processes that were a tad different. We think that they’re superior. And obviously most people don’t want to have delivery of the London bars that we hold in London.

We provide a tax-free exchange into coins and other bars. Obviously, there’s a premium that’s payable to reflect that. But it is something that’s not just a theoretical feature. People do take delivery once in a while. The key thing about it is that it has the optionality of taking delivery, and as a result of that, we tend to attract a more long-term investor. And as we just discussed, investors tend to be more on the physical side right now, and our fund in that sense is in the middle. Because we hold the physical goal with the ultimate proof in the sense that you can take delivery of it, we tend to have been more favorite in this industry. We have a few other differentiating features, but I think that is the key one.

To your other question, what if there is no gold? Well, the way that these gold ETFs work, and notably ours as well, is that when shares are created, we don’t go out and procure gold. It actually happens the other way around. In exchange traded products, you have so-called authorized participants that can engage directly with the fund. Now, for physical gold, there are not as many that do this because you need to know how to work with physical gold. But basically the authorized participant has to deliver gold to the custodian, the custodian needs to allocate the gold, and then our fund at least, only once the custodian has indicated or certified that they have allocated the gold then shares are issued.

And so basically in that scenario that, “Oh my God, there is no gold available.” Well, from a ETF point of view, we don’t really care because we don’t worry about a shortage. What we care about is that if people want to have new shares, they need to give us the gold. And so we don’t “care” where they get it from, but what we care about is that it is delivered and allocated. That’s what we care about. And so these sort of risks, so to speak, are being externalized.

Core Fleck:

Axel, you mentioned that fund or that ETF attracts the longer-term investor. Have you noticed a different sort of investor, a new investor coming into the market, or is it still the same type of investors, the same investors that you’ve seen in the past?

Axel Merk:

Well, in general, we see... I look at gold investors from several different points of views. I’m looking at the investor worried about the long-term purchasing power of the dollar. I’m looking at the investor interested in diversification. And I’m looking at the investor who is the speculator. Now, we have never attracted the speculator in OUNZ, but we do see a mix of the long-term investor versus just the asset allocator. And yes, we have seen advisors, asset allocators allocate more money to OUNZ, and that’s partially reflection of size. We’re just under a billion now. When the fund was much smaller, the bigger advisors, even though it doesn’t really make much of a difference from an ETF point of view, but they tend to be more reluctant to allocate to smaller ones. And also in recent months, we’ve had advisors allocate, so there is professional money, so to speak, being allocated, not just retail money.

Beyond that, there’s a steady stream. We happen to think that the retail investor is actually quite sophisticated in how they allocate money. We’ve been serving retail investors in public products since 2005, and while they often get a bad name with some so-called experts, we have observed them long enough to be of the opinion that a lot of retail investors are actually quite sophisticated in how they allocate money.

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